Exhibit 2

MEDICAL LTD.	Industrial Zone Yokneam Illit, 20692. P.O.B. 550, Israel Tel: (972) 4 9097424 Fax: (972) 4 9097417

PRESS RELEASE

Syneron Medical Submits Defense Against Frivolous Lawsuit
by Shladot, and Countersues for Damages of NIS 10M

Yokneam, Israel, October 11, 2004 – Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it has submitted its defense against the recent frivolous lawsuit by Shladot Metal Works, and has countersued the company and specific executives.

Syneron submitted its defense on October 8, 2004 against the lawsuit brought against Syneron and its Chairman, Dr. Shimon Eckhouse, in a Haifa District Court, in Israel, on July 29, 2004. Syneron also submitted a counter lawsuit for damages of NIS 10M against Shladot, its chairman, Arie Friedeson, and Dr Rachel Lubart.

Lawsuit intent was to interfere with IPO
In its counter law suit against Shladot and in its defense documents submitted to the court, Syneron demonstrates that the only purpose of Shladot’s lawsuit against Syneron and Dr. Shimon Eckhouse was an attempt to interfere with Syneron’s initial public offering (IPO) in the US by bringing false claims against Syneron and Dr. Eckhouse. Syneron’s IPO was finalized five days after the submission of Shladot’s frivolous lawsuit.

“The sole reason for Shladot’s hasty submission was an attempt to blackmail Syneron and our chairman by trying to unlawfully get money out of Syneron at an extremely sensitive time for the company,” said Moshe Mizrahy, CEO of Syneron Medical. “In our countersuit, we further claim that this frivolous lawsuit forced us to reduce the offering price from the original range of $14 – $16 per share to $12 per share, resulting in significant monetary damage to Syneron.” (The claim relates only to the damages to Syneron.)

No basis for patent infringement claim
Syneron shows that there is no basis for Shladot’s lawsuit, as Syneron is not infringing any of the claims of an Israeli patent that is supposedly owned by Shladot. Syneron also shows that the Israeli patent that is the basis for Shladot’s claim is actually under review by the Israeli patent office based on a request submitted by a third party. The request submitted to the Israel Patent Office strongly suggests that all the claims of the patent are invalid due to the existence of a large amount of prior art, lack of any novelty, and no improvement over existing art in the field in the claims of the Lubart patent that Shladot used as the basis for its lawsuit.

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Syneron submits defense, countersues against Shladot – October 11, 2004

In the documents submitted to the court, Syneron also shows that the claims of the patent are invalid and lack all the elements necessary for patentability. Moreover, Syneron clearly demonstrates to the court that even if the patent was in fact valid, no Syneron device infringes any of the claims of the patent.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical, at Tel. +972 4 909-6200, email: moshem@syneron-med.com.

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron, the Syneron logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.